Form ATS-N
GSCO CRD # 361

**Part III, Item 7(a)(i)-(viii)—Order Types and Attributes**

**Request:** *Identify and explain each order type offered by the NMS Stock ATS.....*

**Response**: Below are examples of the Assigned Limit Price logic for buy and sell orders.

**Assigned Limit Price Logic for Buy Orders**

| Order Type | Market Condition | Assigned Limit Price |
|---|---|---|
| Limit order | Limit >= Best Offer | Best Offer |
| Limit order | Limit < Best Offer | Order Limit |
| Mid peg with limit price | Limit >= MID | MID[1] |
| Mid peg with limit price | Limit < MID | Order Limit |
| Market peg with limit price | Limit >= Best Offer | Best Offer |
| Market peg with limit price | Limit < Best Offer | Order Limit |
| Primary peg with limit price | Limit >= Best Bid | Best Bid |
| Primary peg with limit price | Limit < Best Bid | Order Limit |

**Assigned Limit Price Logic for Sell Orders**

| Order Type | Market Condition | Assigned Limit Price |
|---|---|---|
| Limit order | Limit <= Best Bid | Best Bid |
| Limit order | Limit > Best Bid | Order Limit |
| Mid peg with limit price | Limit <= MID | MID[2] |
| Mid peg with limit price | Limit > MID | Order Limit |
| Market peg with limit price | Limit <= Best Bid | Best Bid |
| Market peg with limit price | Limit > Best Bid | Order Limit |
| Primary peg with limit price | Limit <= Best Offer | Best Offer |
| Primary peg with limit price | Limit > Best Offer | Order Limit |

---

[1]     If the midpoint price extends to five decimal places, the Assigned Limit Price will be conservatively rounded down to four decimal places.

[2]     If the midpoint price extends to five decimal places, the Assigned Limit Price will be conservatively rounded up to four decimal places.